April 26, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Midland National Life Separate Account A

File Number 333-148824 Variable Universal Life – Death Benefit (VUL - DB)

Post-Effective Amendment Number 3, Filed on March 5, 2010

Accession Number: 0001076981-10-000033

Commissioners:

            Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “1933 Act”) Midland National Life Separate Account A (File Number: 333-148824), hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-6 under the 1933 Act, and that the registration statement be declared effective on May 3, 2010, or as soon thereafter as reasonably practicable.

We acknowledge that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to this filing.

We acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We also acknowledge that the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

                                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                                    By: Midland National Life Insurance Company

                                                            By: /s/__      _____________________

                                                                        Steven C. Palmitier

                                                                        President and Chief Operating Officer

April 26, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Midland National Life Separate Account A

File Number 333-148824 Variable Universal Life – Death Benefit (VUL - DB)

Post-Effective Amendment Number 3, Filed on March 5, 2010

Accession Number: 0001076981-10-000033

Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “1933 Act”) Sammons Securities Company, LLC, the principal underwriter, hereby requests acceleration of the effective date of the above-captioned registration statement on Form N-6 under the 1933 Act, and that it be declared effective on May 3, 2010, or as soon thereafter as reasonably practicable.

                                                                        Sammons Securities Company, LLC

                                                                        By: /s/__    __     ______________________

                                                                              Steven C. Palmitier

                                                                              Chief Executive Officer

April 26, 2010

VIA EDGAR

Jeffrey Foor, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Post-Effective Amendment No. 3 on Form N-6 (filed March 5, 2010) for Variable Universal Life--DB

Midland National Life Separate Account A

(File Nos. 333-148824/811-05271)

Request for "485(b)(1)(vii)" Treatment

Dear Mr. Foor:

The following supplements our response to comments that you provided on the above‑captioned post‑effective amendment filing ("Amendment") regarding the request for "485(b)(1)(vii)" treatment for certain disclosure provided in the Amendment.

The request for "485(b)(1)(vii)" treatment was made in the transmittal letter for the Amendment, which was dated (and filed on EDGAR on) March 5, 2010.  In that letter, the Company explained that "template" disclosure describing an asset allocation program ("Asset Allocation Program Disclosure") appeared in the Amendment, and requested permission to add that "template" disclosure, as revised to reflect any U.S. Securities and Exchange Commission ("Commission") staff comments, to post‑effective amendment filings for specified variable life insurance contracts issued by the Company ("Replicate Filings").  The Company also represented that the Replicate Filings would not contain other disclosures that would render them ineligible for filing under Rule 485(b) under the 1933 Act.

To supplement the request for "485(b)(i)(vii)" treatment in the March 5, 2010 letter, the Company confirms the following:

•        The Asset Allocation Program Disclosure in the March 5, 2010 filing ("template filing") is a fair representation of the Asset Allocation Program Disclosure to be added to the Replicate Filings, and the Asset Allocation Program Disclosure in the Replicate Filings will be substantially identical to the Asset Allocation Program Disclosure in the template filing so that the Company will be able to revise the Replicate Filings effectively to reflect Commission staff comments on the template filing.

•        The Replicate Filings will effectively incorporate any changes made to the Asset Allocation Program Disclosure included in the template filing in response to Commission staff comments.

•        Apart from the Asset Allocation Program Disclosure, each Replicate Filing will not include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act.

We trust that this supplemental information is responsive to your comment on the Amendment.  Your efforts to assist us in having the Amendment declared effective on May 3, 2010 is appreciated.

Sincerely,

Jason L. Bradshaw

Senior Variable Compliance Specialist

Enclosure

cc:	Teresa A. Silvius Frederick R. Bellamy Patrice M. Pitts